

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-Mail
Carolyne S. Johnson
Chief Executive Officer
T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH 43230

> **Re: T&G Apothecary, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 8, 2011**
> **File No. 333-173359**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated May 2, 2011. While we note that the selling shareholders have reduced the number of shares being registered for resale to approximately 15 percent of the issued and outstanding shares, and your representation that the selling shareholders are not in the business of underwriting securities, we remain concerned that the selling shareholders might be acting as a conduit for the company and that this is a primary offering on behalf of the company. Specifically, we note your representations that the selling shareholders have held their shares for four months and that the shares being registered for resale by the selling shareholders represent 40 percent of the outstanding shares held by non-affiliates. Please provide us with your analysis as to how these two factors (the length of the holding period and the number of shares) impact your ability to use Rule 415(a)(1)(i) in view of the guidance in Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules. Please provide a detailed response. In your response, please also describe the nature of the relationships between the selling shareholders and your executive officers.

2. We note your response to comment two in our letter dated May 2, 2011; however, we reissue the comment. In SEC Release No. 33-6932 (April 13, 1992), the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." We note your analysis as to whether Rule

419 applies to your offering consists of a representation that you are in the business of developing and selling personal care products for women and that you have a specific business plan and purpose. However, your business plan, as currently disclosed in your MD&A, is relatively undeveloped. You provide general information regarding certain steps you will take to implement your business plan, but do not provide a timeline for completing each step or a plan for financing your business plan, the cost of which you estimate to be approximately $200,000. Please expand your analysis to provide a detailed explanation as to why Rule 419 does not apply to this offering. In providing this analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please note the updating requirements of Rule 8-02 of Regulation S-X.

4. We note that you have restated your Statement of Cash Flows in response to comment 26 from our letter dated May 2, 2011. Please revise your financial statements to address the following:
    - include an explanatory paragraph in the reissued audit opinion and consider whether the audit opinion should be dual dated;
    - provide the disclosures required by ASC 250-10-50-7 through 50-10;
    - fully update all affected portions of the document, including MD&A and selected financial data; and
    - clearly indicate on the column heading for your statement of cash flows that the amounts presented have been restated.

Summary, page 5

5. We note your response to comment four in our letter dated May 2, 2011; however, we reissue the comment in part. Please clearly disclose in this section that you have no operations. Additionally, please briefly state what steps you have taken to develop your product line.

Risk Factors, page 6

We depend upon our trademarks and proprietary rights, ..., page 13

6. We note your response to comment 13 in our letter dated May 2, 2011 where you state on page 25 that you do not have any patents pending for your formulations and that you do not have a registered trademark or any other intellectual property. Please revise this risk factor accordingly.

Selling Shareholders, page 16

7. We note your response to comment six in our letter dated May 2, 2011; however, we reissue the comment. In this section, please disclose whether the selling shareholders purchased or received the securities to be resold in the ordinary course of business, and at the time of purchase or receipt of these securities, the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

8. The Selling Shareholder table suggests that the selling shareholders are offering more shares for resale than they currently hold, and that they will continue to hold shares upon completion of this offering. Please revise the table to correctly reflect the number of shares each selling shareholder owns prior to the offering, the number of shares he or she is offering and the number of shares and percentage owned after completion. Furthermore, please ensure that the total amount of shares to be offered is equal to the amount you are registering. You are currently registering 1.2 million shares, but the table indicates that selling shareholders are offering 1.8 million shares.

9. Please include a row in the Selling Shareholder table that indicates the total for each column.

Description of Business, page 23

10. We note your response to comment 12 in our letter dated May 2, 2011; however, we reissue the comment. As previously requested, please disclose the following in your filing, in accordance with Item 101(h) of Regulation S-K.
   - the methods of competition, such as the bases upon which you will compete with the prestige market brands;
   - the effect of existing or probable government regulations on your business, such as the regulations promulgated by the Federal Trade Commission and the Food and Drug Administration that you discuss on page 12;
   - the number of total employees and full-time employees, taking Mr. Stupprich into consideration.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

11. We note your response to comment 17 in our letter dated May 2, 2011; however, we reissue the comment in part. Please revise your disclosure to provide a specific plan of operation for the next 12 months by providing a detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan in chronological order. For each step necessary to implement your business plan, please provide a timeline for completion, including the

month and year you expect to complete each step and begin selling your products, and disclose the costs associated with completing each step.

Liquidity and Capital Resources, page 29

12. We note your response to comment 20 in our letter dated May 2, 2011; however, we reissue the comment in part. As previously requested, please revise this section to provide your assessment of the accessibility of, and risks to accessing, needed capital since you plan to fund operations through debt and/or equity financing arrangements and that you do not have any formal commitments for the sales of stock or advancement or loan of funds at this time.

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

13. We note your response to comment 26 in our letter dated May 2, 2011. As previously requested, please revise your financial statement footnote disclosures to describe the nature of the restrictions on your restricted cash balances. Please also tell us how you considered the nature of the restrictions in deciding to classify changes in restricted cash balances within cash flows from operating activities in your Statement of Cash Flows.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

14. Please have your independent registered public accountants revise their consent to refer to the Form S-1/A.

You may contact Lisa Etheredge at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq. (Via E-Mail)
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